UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Lumos Pharma, Inc.

(Name of Subject Company)

Lumos Pharma, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

55028X 109

(CUSIP Number of Class of Securities)

Richard J. Hawkins

Chief Executive Officer

Lumos Pharma, Inc.

4200 Marathon Blvd., Suite 200

Austin, Texas 78756

(512) 215-2630

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

J. Robert Suffoletta, Jr.

Nathan Robinson

Wilson Sonsini Goodrich & Rosati, P.C.

900 S. Capital of Texas Highway

Las Cimas IV, 5th Floor

Austin, TX 78746

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Lumos Pharma, Inc., a Delaware corporation (“Lumos” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2024 (as amended and supplemented on November 29, 2024, the “Schedule 14D-9”), with respect to the tender offer made by DPV MergerSub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of DPV Parent, Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 22, 2024 (the “Merger Agreement”), by and among the Company, Purchaser and Parent, and, solely for the purpose of Section 9.17 of the Merger Agreement, DPV, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Lumos (“Lumos Common Stock,” and shares of Lumos Common Stock, “Shares”) (other than (x) Shares held in the treasury of Lumos or owned directly or indirectly by Parent or Purchaser immediately prior to the Effective Time, which were canceled without any conversion thereof and no consideration delivered in exchange therefor, and (y) any Shares held by stockholders or owned by beneficial owners who were entitled to, and who perfected, appraisal rights for such Shares in accordance with the DGCL), for (i) $4.25 per Share in cash, without interest and less applicable tax withholding (the “Cash Amount”), plus (ii) one non-transferable, unsecured contingent value right per Share, which represents the right to receive additional contingent cash consideration (without interest thereon) payable upon achievement of certain milestones as described in the Contingent Value Rights Agreement to be entered into between Parent and a rights agent (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated November 13, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on November 13, 2024, by DPV, Parent and Purchaser (as amended or supplemented on November 29, 2024).

This Amendment is being filed to disclose certain updates as reflected below. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is amended or supplemented to the extent specifically provided herein. All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment or any other amendments. Certain capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. THIS AMENDMENT SHOULD BE READ IN CONJUNCTION WITH THE SCHEDULE 14D-9 AND THE SCHEDULE 14D-9 SHOULD BE READ IN ITS ENTIRETY.

ITEM 8. ADDITIONAL INFORMATION

Item 8 (“Additional Information”) of the Schedule 14D-9 is amended and supplemented as follows:

Adding immediately after the subsection titled “Regulatory Approvals,” the following new subsection:

Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired at one minute after 11:59 p.m., Eastern time, on December 11, 2024 and were not further extended. Computershare Inc. (together with its affiliate Computershare Trust Company, N.A.), the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 6,544,417 Shares were validly tendered and not validly withdrawn, representing approximately 75.62% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn and expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of Lumos’s stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of Lumos on December 12, 2024 by consummating the Merger pursuant to the Merger Agreement without a vote of Lumos’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than (i) Shares held in the treasury of Lumos or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time) was cancelled and converted into the right to receive the Offer Price from Purchaser.

Prior to the opening of trading on the Nasdaq Stock Market LLC (“Nasdaq”) on December 12, 2024, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On December 12, 2024, DPV and the Company issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by DPV and the Company is filed as Exhibit (a)(5)(B) hereto and is incorporated by reference herein.

ITEM 9. EXHIBITS

Item 9 (“Exhibits”) of the Schedule 14D-9 is amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(B)	Press Release of DPV and the Company issued on December 12, 2024 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO T/A filed by DPV, Parent and Merger Sub on December 12, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2024

Lumos Pharma, Inc.

By:	/s/ Richard J. Hawkins
Richard J. Hawkins
Chief Executive Officer